October 28, 2011
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: FuelCell Energy, Inc. File No. 001-14204
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended July 31, 2011
Filed September 9, 2011
Form 8-K Dated September 6, 2011
Filed September 8, 2011
Dear Mr. Cascio:
This correspondence is in response to your letter dated September 29, 2011, to Michael Bishop, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”, “FCE” or the “Company”). In that letter, you requested that FuelCell respond to your comments following a review of its 2010 Annual Report on Form 10-K filed on January 14, 2011. We will respond to the comments in the order presented.
For the Staff’s reference, we have included, in this response letter, the original Staff comment in italics which is followed by FuelCell’s response.
Form 10-K for the fiscal year ended October 31, 2010
Product Sales and Revenues, pages 56 and 59
1. Please revise future filings to discuss and quantify each of the underlying reasons for the significant decrease in revenues each period. Please also discuss whether this trend is expected to continue.
FuelCell Response:
We acknowledge the Staff’s comment and will enhance our disclosures in future filings related to significant changes in revenues for each period and whether we expect the trend to continue.

FuelCell Energy. Inc	phone 203 825 6000
3 Great Pasture Road	fax 203 825 6100
Danbury, CT 06813 1305	www.fuelcellenergy.com

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Liquidity and Capital Resources, page 61
2. We reference the disclosure that you plan to increase capacity from 70 MW to 90 MW of annual production by investing $5 million to $7 million. In addition, you estimate that the further expansion to 150 MW of annual production will require additional capital investments of $35 million to $45 million. Given your limited cash flows, please revise future filings to disclose how you plan to raise the capital required to increase production. Please also include a discussion of the timeframe for when you expect the investments to occur.
FuelCell Response:
We acknowledge the Staff’s comment. It is our expectation that the Company would finance this expansion through a combination of;
(a)	Cash flows from operations; the Company expects positive cash flows at an annual production rate of 80 MW to 90 MW based on sales mix.
(b)	Debt financing; with improving operating results as the business grows, the Company would expect to have access to the debt markets to finance capital expansion.
(c)	Equity or strategic investments; the Company will also pursue equity and strategic investments to finance growth as necessary.
(d)	Potential local or state Government loans or grants in return for manufacturing job creation.
The Company will include these considerations in future filings as well as a timeframe for potential investments.
3. We see that revenue has decreased 20% from fiscal year 2009 to fiscal year 2010. During that same period, inventories have increased 30%. Please revise future filings to discuss the reasons for the investment in inventory in light of declining revenues.
FuelCell Response:
We acknowledge the Staff’s comment and will include additional disclosure around changes in inventory compared to changes in revenue for the periods referenced in future filings.
Consolidated Financial Statements
4. We see that you recognized revenue of $6.9 million related to service agreements during fiscal year 2010. Please revise future filings to separately present revenue and related cost of service revenues, as required by Rule 5-03 of Regulation S-X.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

FuelCell Response:
We acknowledge the Staff’s comment and have considered Rule 5-03 of Regulation S-X when preparing the consolidated financial statements. The Company’s revenues from services were not more than 10 percent of the sum of all classes identified within Rule 5-03 of Regulation S-X. Total revenue for all classes for fiscal year 2010 was $69.8 million. Rule 5-03 identifies subcaptions which should appear separately on the face of the income statement, unless income is derived from more than one of the subcaptions described under 210.5-03.1 which is not more than 10 percent of the sum of the items and therefore may be combined with another class. The subcaptions under 210.5-03.1 are (a) net sales of tangible products (gross sales less discounts, returns and allowances), (b) revenues from operating revenues of public utilities or others, (c) income from rentals, (d) revenues from services; and (e) other revenues.
The Company disclosed the following on page 56 of its Form 10-K for the fiscal year ended October 31, 2010 within Management’s Discussion and Analysis of Financial Condition and Results of Operations:
Revenue in fiscal 2010 included $46.5 million of product sales (complete power plants, modules and components), $3.6 million related to the sale of stack module assembly and conditioning equipment to POSCO and for site engineering and construction work for projects where we are responsible for complete power plant system installation, $6.9 million related to service agreements and component sales and $2.2 million related to PPAs.
The $6.9 million related to service agreements and component sales includes only $6.8 million from services and $0.1 million from sales of tangible products (component sales). The Company categorizes these component sales separate from product sales because they are subsequent to the original power plant equipment sale, but they are distinct individual sales not captured by revenue under long-term service agreements with customers. Accordingly, revenues from services do not meet the 10 percent threshold under Rule 5-03.
The Company notes that revenue related to services has declined in fiscal year 2011 as a percentage of total revenues and is expected to continue to do so given the growth in revenue from product sales. The Company will continue to monitor and report its various sources of revenues as defined within the subcaptions outlined in Rule 5-03 to ensure compliance with Regulation S-X and revise disclosures in future filings as necessary.
Note 1. Nature of Business and Significant Accounting Policies
Nature of Business, page 80
5. In future filings please clarify if the subsidiaries included in the first sentence of the second paragraph on page 80 are 100% owned or otherwise disclose the ownership percentages.
FuelCell Response:
We acknowledge the Staff’s comment and will include additional disclosure in future filings to clarify ownership percentages for each of our subsidiaries.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Inventories and Advanced Payments to Vendors, page 80
6. We reference the disclosure that prior to November 1, 2009, you provided for a lower of cost or market reserve to the cost basis of inventory, including advance payments to vendors, at the time of purchase. Please clarify your basis in the accounting literature for this treatment and tell us how you considered the guidance in FASB ASC 330-10-35-7 in determining your accounting policy for inventory prior to November 1, 2009. Your response should also discuss the timing of the purchase of your inventory in relation to entering into a customer contract and whether there is a contract in place at the time you record the lower of cost or market reserve.
FuelCell Response:
As background, the Company’s complete power plants have two primary components (a) the fuel cell module and (b) the balance of plant (“BOP”) equipment further described as follows:
(a)
Completed fuel cell modules consist of either one 300 kilowatt fuel cell stack for the sub-megawatt DFC300 power plant (SubMW) or four 350 kilowatt fuel cell stacks for the megawatt-class power plants (MW). The fuel cell components are manufactured at our production facility in Torrington, Connecticut and fuel cell kits are then exported from this facility to Asia for local fuel cell stacking or the fuel cell components are stacked in the Torrington facility for fuel cell modules designated for the United States market. Completed fuel cell modules manufactured in Torrington are then shipped to our facility in Danbury, Connecticut for conditioning, the final process that heats up the module to operating temperature. Raw materials purchased from vendors become work-in-process during the manufacturing process. Individual fuel cell components are interchangeable between a SubMW fuel cell stack and a MW fuel cell stack. Upon completion of production, the fuel cell module will either be (i) maintained in inventory, (ii) assigned to a power plant product sale contract, or (iii) assigned to a service contract, dependent on timing of production for existing sales contracts and timing of stack failures in power plants under service contracts.

(b)
In addition to the fuel cell module, the power plant includes mechanical and electrical balance of plant (“BOP”) equipment to monitor the flow of fuel into the power plant and convert energy produced from the fuel cell stack into usable electrical power. Certain BOP components are based on proprietary Company designs and the Company procures fully assembled BOP equipment from vendors who often require advance payments prior to production. BOP’s include a degree of customization dependent on the customers’ application and fuel source. Upon completion of production, the BOP will either be (i) maintained in inventory or (ii) assigned to a power plant product sale contract.

Given the nature of the Company’s production process we have maintained inventory not specifically identifiable to a customer contract primarily consisting of fuel cell raw materials, work in process and stacks and modules.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

As further background, prior to November 1, 2009 the Company was working to commercialize its fuel cell products. This activity included developing and penetrating markets for its product, reengineering and redesigning its products to decrease the cost to manufacture and also introducing new larger scale products to meet market demand and take advantage of economies of scale to further reduce costs. Additionally, product design changes and the long-term nature of customer contracts impacted not only the manufacturing process for internally produced components but also the design, cost and timing for fulfillment of externally produced components. As a result, the Company’s customer contracts were sold at losses as pricing was consistent with the marketplace to enable market development. As the Company procured raw materials or made advance payments to vendors for BOP components prior to allocation of the inventory/advance payments to sales contracts and the Company’s business model was based on selling product at a loss given market pricing, the Company provided for a lower of cost or market reserve to the cost basis of inventory at the time of purchase.
While the Company considered FASB ASC 330-10-35-7, which states that “if a business is expected to lose money for a sustained period, the inventory shall not be written down to offset a loss inherent in the subsequent operations”, the Company believes that the earliest and most appropriate time to begin recording a loss was at the time inventory was procured which would ultimately fulfill a contract. As a result of this write-down of inventory, the inventory reserve resulted in no further need for a contract loss reserve. The Company does not believe that recording a lower of cost or market reserve was offsetting a loss inherent in subsequent operations as stated in ASC 330-10-35-7, but essentially recording a loss or portion thereof which under contract loss accounting would have been recorded, and in substance is consistent with the requirements to record a contract loss reserve under FASB ASC 605-35-25-46.
Revenue Recognition, pages 68 and 81
7. We see that you recognize revenue from the sale and installation of fuel cell power plants under the percentage of completion method. We also note the disclosure that prior to fiscal 2010, you did not provide for a contract loss reserve on product sales contracts as products were in their early stages of development and market acceptance, and the total costs and timing of production for product sales contracts as well as installation and commissioning of these units could not be reasonably estimated. Please tell us how you applied the percentage of completion method of revenue recognition prior to fiscal year 2010. We reference FASB ASC 605-35-25-56 which states that the use of the percentage of completion method depends on the ability to make reasonably dependable estimates such as the extent of progress toward completion, contract revenues and contract costs. In addition, FASB ASC 605-35-25-90 states that when lack of dependable estimates cause forecasts to be doubtful, the completed contract method is preferable. Please provide us your analysis of how you considered the accounting literature and explain to us why you believe the percentage of completion method was appropriate for revenue recognition prior to fiscal 2010.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

FuelCell Response:
Prior to fiscal 2010, the Company did not provide for a contract loss reserve at the time customer sales orders were entered into given the long term nature of the contracts and uncertainty over certain of the future fulfillment costs. As described on the answer to comment 6, the Company’s accounting model included a write-down of inventory upon receipt and production of inventory.
Under the Company’s application of percentage-of-completion accounting prior to fiscal 2010, revenue was recognized over the period that the “hard costs” associated with a project were incurred, with an estimate of installation and commissioning costs of less than 10% of the total contract costs. These “hard costs” include direct materials, direct labor, and estimates of overhead applied to the direct costs. These costs were generally straight forward from an estimation standpoint once production for a particular contract commenced because the latest design was known and costs of the power plant could be reasonably estimated. The estimate of installation costs, herein referred to as “normal” installation costs, were based on the Company’s estimate of costs that would be incurred to install and commission the fuel cell units absent the identification of any problems during installation.
Revenue associated with installation and commissioning was recognized when the installation and commissioning costs were incurred. As installation and commissioning costs had historically exceeded the expected “normal” installation costs to perform these procedures and were characterized more comparable to development costs under ASC 730-10-15-3, these costs were expensed when incurred, at most times near the end of completion of the contract. The majority of the installation/commissioning costs were resolved within the quarter they were identified, and to the extent they were not, management estimated and accrued a loss for these additional costs in the quarter identified, using the actual experience gained subsequent to the quarter, prior to issuance of its financial statements.
Given the developmental stages associated with the Company’s products, significant effort had been undertaken by the Company to refine its understanding of the technology. Some of this research and development could only be accomplished through actual interactions / applications with customers and field units (e.g., environmental impact on the power plant, impact from different fuel sources). As a result, the Company incurred certain costs during the installation and commissioning contract phase that it considered to be developmental in nature, although they were incurred during actual installations of customer units and recorded as cost of sales because the costs were incurred as part of the customer contract. Management characterized these costs in this manner because there was value being obtained that was not quantifiable and only realized during future manufacture and installation of products. As a result of the nature of these costs, they were difficult to estimate until incurred or upon completion and the Company had not included these costs in its estimation of loss accruals or total estimates of costs to complete for the related contacts. These research and development-type costs were expensed as incurred consistent with FASB ASC 730-10-25-1. Also, FASB ASC 730-10-15-3 notes that research and development activities within the scope of ASC Topic 730, Research and Development, include “activities aimed at developing or significantly improving a product or service...” It is the Company’s belief that the costs referred to above were specifically incurred for the benefit of significantly improving the Company’s technology and products. Acccordingly, they were not included in the Company’s estimates at completion for percentage-of-completion accounting or the overall determination of whether the percentage-of-completion or completed contract method is the appropriate model. Utilizing those costs only benefiting the individual contracts (that being the “hard costs” and “normal” installation costs), the Company recorded revenue matching the hard costs (which reflect the impact of inventory write-downs for lower of cost or market as discussed in question 6 above) incurred resulting in an approximate break-even margin (i.e. the “zero profit margin” approach as discussed in ASC 605-35-25-67 through 25-69).

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Given the above, the following were management’s considerations when determining whether revenue under these long-term contracts should be recognized under the percentage-of-completion method or the completed contract method. FASB ASC 605-35-25-56 and 57 note the following:
“The use of the percentage-of-completion method depends on the ability to make reasonably dependable estimates, which, for purposes of this Subtopic, relates to estimates of the extent of progress toward completion, contract revenues, and contract costs.
The percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist:
a. Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.
b. The buyer can be expected to satisfy all obligations under the contract.
c. The contractor can be expected to perform all contractual obligations.”
Excluding those costs considered by management to be research and developmental in nature, the Company had the ability to reasonably estimate extent of progress toward completion, contract revenues, and contract costs. The “hard costs” described above were relatively consistently priced and the information used by management was consistent from contract to contract even though the contracts are designed to meet each customer’s specific application and specifications. Progress toward completion and total hard costs were generally objective determinations that management had the ability to estimate. The Company’s contracts with its customers include terms that support the existence of conditions a through c above. Based on the evaluation of the conditions and guidance in ASC Subtopic 605-35 above, it was determined that the percentage-of-completion method was more appropriate and meaningful for investors when compared to the completed contract method.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

8. Please also tell us whether prior to fiscal 2010 you were unable to estimate all costs related to the fuel cell power plant projects or just costs related to the installation and commissioning phases. Please tell us your estimate of the percentage of the total costs that relate to the installation and commissioning phases.
FuelCell Response:
As discussed above, the Company was able to estimate “hard costs” at the time we began recognizing revenue. The Company was also able to reasonably estimate “normal” installation and commissioning costs, which were less than 10% of the total contract costs. However, for certain customer contracts, installation and commissioning costs had historically exceeded the expected “normal” installation costs to perform these procedures and in these circumstances were characterized as more comparable to development costs as discussed in the response to question 7. The Company has also included, in the response to question 10, information on the various applications in which its power plants were used, which helps explain the reasons why installation and commission costs have historically exceeded the expected “normal” costs to perform these procedures. As products were introduced to the marketplace, the Company was gaining knowledge on installation costs associated with each different type of fuel source, customer application and installation.
9. We reference the disclosure on pages 68 and 81 that revenue is recognized from sales of your DFC power plants and modules proportionately as costs are incurred and assigned to a customer contract by comparing total expected costs for each contract to the total contract value. Please tell us how this practice is consistent with the guidance in FASB ASC 605-35-25-52.
FuelCell Response:
The Company acknowledges the Staff’s comment and will clarify below for the Staff and in its disclosures for future filings its application of the percentage of completion revenue recognition method. The Company applies the percentage of completion method consistent with ASC 605-35-25-52, which states:
Income recognized shall be that percentage of estimated total income, either:
a. That incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based on most recent information.
b. That may be indicated by such other measure of progress toward completion as may be appropriate having due regard to work performed.
The Company compares total costs incurred related to a customer contract with the total estimated costs of fulfilling that customer contract. On a quarterly basis, the Company performs a review process to help ensure that total estimated contract costs include estimates of costs to complete that are based on the most recent available information. The percentage of completion for the customer contract based on this cost analysis is then applied to the total customer contract value to determine the total revenue to be recognized to date.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

10. Please tell us the average length of time for each phase of your contracts for each of your DFC products. Please also tell us how the base products are modified to accommodate the end user. Under FASB ASC 605-35-05 and 35-15, the revenue recognition models for Construction-Type and Production-Type Contracts are appropriate for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services. In this regard, please demonstrate that FASB ASC 605-35 is the appropriate revenue recognition model for your DFC products.
FuelCell Response:
Currently, the average length of time for completion of the Company’s customer contracts is approximately twelve to eighteen months from date of agreement to installation and final acceptance by the customer. The Company’s power plants consist of two primary components: the module and the balance of plant. The balance of plant consists of the electrical balance of plant (EBOP) and the mechanical balance of plant (MBOP). In addition to these components, there is also site construction involved which is dependent upon the specific application for which the power plant is being utilized. The module is manufactured internally by the Company at its facility in Torrington, Connecticut. The MBOP and EBOP are manufactured by separate third party vendors. The timing for production of the module, MBOP and EBOP depend on the Company’s internal manufacturing run rate and order flow as well as production timing at its vendors. The expected lead time is approximately six to twelve months. Once the module is completed at the Company’s Torrington facility, it is shipped to the Company’s Danbury, Connecticut facility to be conditioned. This process takes approximately three weeks to one month. The conditioned module is then shipped to the installation site to be integrated with the MBOP and EBOP. Site construction occurs simultaneously to production of the primary components of the power plant and typically involves (i) engineering design work, which can take from two to three months, and (ii) site construction (e.g., piping for fuels and water, electrical work, concrete slab for power plant, etc.), which may take two to three months. Upon completion of the module, production of the MBOP and EBOP and site construction, the power plant is installed at the site which typically takes six weeks. After installation is complete, the power plant is then commissioned in preparation for final acceptance by the customer. This commissioning and final acceptance stage typically takes one month, although it has taken longer with certain installations.
Although our core DFC technology within our power plants is consistent from a technology and manufactured perspective, each customer contract typically has a unique application and thereby requires additional equipment to be added to the base product. For example, some of our power plants run on waste byproducts from the customers manufacturing process (e.g., waste water treatment facilities, breweries, food processing facilities), and some customers want to take advantage of the heat byproduct from our power plants in a combined heat and power installation to heat a pool, greenhouse or turn a turbine for additional power generation efficiency. Each of these different applications impacts the design of the power plant. Each customer contract is typically a different application and therefore the Company believes that percentage of completion revenue recognition model under ASC 605-35 is the appropriate model on customer contracts for complete power plants.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

As disclosed in our 2010 Form 10-K, the Company has transitioned to selling more component kits to our South Korean partner as that partner has assumed responsibility for much of the manufacturing and installation process for power plants in South Korea. Under this type of contract, the Company is only selling its core manufactured fuel cell intellectual property in the form of a component kit, so the kits are exactly the same. Accordingly, revenue from component part kits and spare parts sales is recognized upon shipment and title transfer under the terms of the customer contract.
11. Please tell us how your inability to provide for a contract loss reserve is consistent with the guidance in FASB ASC 605-35-25-45 through 50 which states that for a contract on which a loss is anticipated, GAAP requires recognition of the entire anticipated loss as soon as the loss becomes evident.
FuelCell Response:
For the reasons outlined in the Company’s response to question 6, the Company recorded losses at the earliest time they were identifiable and able to be reasonably estimated through the write down of inventory. The Company has historically provided disclosure in its Critical Accounting Policies regarding revenue recognition and reserves for inventory.
Warranty and Service Expense Recognition, pages 69 and 82
12. We see that you provide a standard warranty on your products for a term of 15 months after shipment or 12 months after installation and that you estimate the accrual for warranty obligations based on historical experience. We also note disclosure in your Form 10-K for December 31, 2009 that you accrue for warranty costs on products that have sufficient operating experience to allow for management to reasonably estimate warranty obligations and that for newer products where you have limited operating experience, warranty costs are currently expensed as incurred. Please tell us what changed from 2009 such that you are now able to estimate the warranty reserve based on historical experience. If you are unable to estimate warranty obligations, please tell us why it is appropriate to record a sale prior to the expiration of the warranty period or until a reasonable estimate of the obligation can be made.
FuelCell Response:
The typical warranty period for the Company’s product sales contacts is 12 to 18 months. Beginning in fiscal 2009, the Company had gained sufficient knowledge of the operating characteristics of its new designs and new products and a reserve estimate for warranty costs was recorded across all product lines as of October 31, 2009. The Company’s disclosure in its Form 10-K for the fiscal year ended October 31, 2009 stating that “for newer products where we have limited operating experience, warranty costs are currently expensed as incurred” was intended to provide a general policy statement covering multiple periods, however the Company did actually have a warranty reserve estimate for all product lines as of October 31, 2009. Accordingly, the transition to recording an estimate of warranty costs actually occurred in fiscal 2009 and was due to a slow down in product design changes and more operating experience with the new products and product designs. The Company did not include the above cited disclosure from fiscal year 2009 in its Form 10-K for fiscal year 2010 because it does not expect significant product design changes or the introduction of new products in the near future and therefore such a disclosure was no longer deemed meaningful to investors.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

With regard to the last portion of the Staff’s question 12 — “if you are unable to estimate warranty obligations, please tell us why it is appropriate to record a sale prior to the expiration of the warranty period or until a reasonable estimate of the obligation can be made.”, prior to fiscal 2009 the Company did not believe its warranty costs were considered material to the overall customer contract value (based on review of average actual historical warranty costs for the two fiscal years prior to 2009, they were less than 2% of product sales and revenues). As a result, the Company believes it was still appropriate and more meaningful for users of its financial statements to record revenue utilizing percentage of completion accounting.
13. We see that you issue LTSA contracts with certain customers ranging up to 20 years and that you provide a reserve for the guarantees based upon historical fleet performance. Please revise future filings to clarify how you use historical fleet performance to estimate long-term warranty liabilities, considering your limited history of claims with these contracts. Please tell us if you have sufficient historical data to estimate the liability for 20 years into the future.
FuelCell Response:
We acknowledge the Staff’s comment and will clarify in future filings the disclosure related to our reserve for performance guarantees under our LTSA contracts. As background, the Company enters into LTSAs with customers to provide routine maintenance on the power plant and to also provide the customer with assurance that the power plant will produce a certain level of power during the term of the LTSA. As disclosed in our 10-K, if minimum output (as defined in our LTSA customer contracts) falls below our contractual requirement, we may be subject to performance penalties or may be required to repair or replace the customer’s fuel cell stack. The Company expects that its power plants will produce the minimum output during the term of the LTSA and has not incurred a significant amount of performance penalties based on the number of plants operating in the field and compared to overall LTSA revenue. Therefore, we do not record an estimate for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, we analyze the actual power plant’s output against the minimum output guarantee and record a reserve accordingly. This review of power plant performance is updated each reporting period to incorporate the most recent performance of the power plant and minimum output guarantee payments made to customers, if any. Therefore, as of the balance sheet date, the Company’s estimate of its LTSA contract performance guarantee obligation is based on an analysis of actual historical data. We do not estimate LTSA performance guarantee liabilities for future plant performance. This will be clarified in future filings.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Deferred Revenue, Royalty Income and Customer Deposits, page 83
14. With regard to the 2009 License Agreement, in future filings please disclose the amount of royalty revenue recognized during fiscal year 2010. In addition, tell us the terms of the upfront license fee, including whether the fee is refundable. Discuss your basis for recognizing the revenue ratably over the term of the License Agreement. Refer to FASB ASC 605-10-25 and SAB Topic 13A3.
FuelCell Response:
We acknowledge the Staff’s comment and will disclose in future filings the amount of royalty revenue recognized during fiscal year 2010. The Company filed the Stack Technology Transfer and License Agreement (the “Agreement”) as exhibit 10.1 of Form 8-K on November 2, 2009. The Agreement provided that POSCO make an up-front royalty payment to the Company in the amount of $10,000,000 on the effective date of the Agreement. Of that amount, the Company recorded license fee income, in interest and other income, net in the amount of $1 million for fiscal year 2010.
The terms of the upfront license fee obligate the Company in various ways, including license and protection of the FCE Technology and Trademarks, transfer of Technical Data and developing plans for the manufacture and development of the FCE Technology in Korea. The Agreement also provides that in the event FCE fails to perform any obligation under the Agreement and such breach or failure is not cured within sixty days after notice from POSCO Power, then POSCO Power shall have the right to terminate the Agreement after complying with the procedures set forth in the Agreement and among numerous other remedies outlined in the Agreement, FCE shall pay actual damages to POSCO Power.
While the license agreement does not explicitly refer to a refund of the upfront license fee, the terms do provide POSCO Power with a means to obtain damages back from the Company in the event of material breach of contract. The Company considered the numerous activities that both FCE and POSCO Power were jointly responsible to perform over the term of the license agreement to develop the fuel cell market in South Korea and enable POSCO Power to meet the potential demand. This includes, among other things, transfer of technical data, localization of manufacturing in South Korea, exchanging technical data to assist in the development of new products and improvement of existing products. The Company does not believe that these multiple deliverables had standalone value, but were part of an ongoing collaborative arrangement between the parties. As a result of these deliverables, the unknown exact timing for performance and the ability for POSCO Power to seek damages if they determined FCE is in material breach, the Company determined that the upfront license fee was not earned or realized at the time of receipt as outlined in ASC 605-10-25 and should be recognized over the life of the license agreement as delivery and performance occurred. The Company believes that ratable recognition of the license fee over the term of the license agreement was appropriate as there was no other identifiable pattern of recognition that was deemed more appropriate, and the general nature of the agreement was providing POSCO with a license that they would benefit from ratably over the term.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Note 12. Segment Information, page 98
15. Please tell us how you concluded that research and development activities and the production and sale of fuel cell products are one “activity” such that you operate in one business segment. Please refer to the provisions of FASB ASC 280-10-50 and explain to us how you determined your reportable segments.
FuelCell Response:
The Company has reviewed FASB ASC 280-10-50 in determining its reportable segments and it applies the management approach to determine what information to report to shareholders. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization. Section 280-10-50 defines an operating segment of a public entity as one that has all of the following characteristics:
a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c. Its discrete financial information is available.
The Company’s internal financial and operational reports reviewed by the chief operating decision maker (“CODM”) are consistent with how information is presented externally. Discrete financial information for research and development activities is not available to any greater extent than that presented in our public filings. This includes revenue from research and development contracts and cost of research and development contracts. Allocations of other expenses below the gross margin level are not made and presented to the CODM and there is no balance sheet or cash flows developed for research and development activities. Furthermore, the overhead rates (selling, general and administrative (“SG&A”) rate, engineering rate and manufacturing rate) used for billing purposes under research and development contracts is based on financial information for the Company as a whole. There is no segregation of these functions to enable separate billing rates. Accordingly, the CODM is not provided with financial information at a discrete enough level to be able to assess performance of research and development activities as if it operated as a standalone business segment. Other business operational practices considered were:
•
The CODM moves employees and other resources to various tasks from time to time based on the overall needs of the Company (e.g., fuel cell power plant performance issues, progress on other internally funded research and development activities, etc.).

•
The CODM reviews and approves all contracts the Company enters into, including product sales contracts, long-term service agreements and contracts to conduct research and development activities. The CODM views each contract on the basis of how it will contribute to the Company’s overall development, design, production and sale of fuel cells.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Based on the above, the Company views research and development activities as another product line that contributes to the development, design, production and sale of fuel cell products, but does not consider it a separate operating segment. As the business continues to grow and evolve, the Company will continue to evaluate whether it is appropriate to report additional operating segments and revise future filings accordingly.
Form 10-Q for the fiscal quarter ended July 31, 2011
Note 11. Registered Direct Offering, page 14
16. We note that you entered into an agreement to sell units consisting of shares of common stock and warrants in January 2011 pursuant to a registered direct offering. Please provide us with a summary of the terms of the warrants and tell us your consideration of the accounting for the warrants under ASC 815-40-25 (formerly paragraphs 14 — 18 of EITF 00-19). Your analysis should also address how you considered any further registration and prospectus delivery requirements that are outside of the control of the company.
FuelCell Response:
For the Staff’s information, there was only one investor in the referenced transaction so only one warrant was ultimately issued. As background and in response to the Staff’s request, we are providing the following Summary of Material Terms of Warrants.
Exercisability. The holder may exercise the warrant beginning on the date that is six months and one day after the date of original issuance and at any time up to the date that is twenty-one months after such date of issuance. The warrant is exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). The exercise price per share of common stock purchasable upon exercise of the warrants is $2.29 per share of common stock being purchased.
Cashless Exercise. If at any time during the warrant exercisability period either (x) a registration statement covering the shares of common stock issuable upon exercise of the warrant that are the subject of such exercise notice (the “Unavailable Warrant Shares”), or an exemption from registration, is not available for the resale of such Unavailable Warrant Shares and the warrant holder so elects or (y) an exercise notice is delivered during a “cashless exercise period” (as such term is defined below), then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder will instead receive upon such exercise the “net number” of shares of common stock determined according to a formula. The “cashless exercise period” is the period following written notice from the Company to the warrant holder that the Company requires that the exercise of the warrant be pursuant to a cashless exercise. The Company must provide such notice no later than the 180th day prior to the expiration of the warrant.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Insufficient Authorized Shares. If at any time from and after the one hundred and eightieth (180th) day following the warrant issuance date and while the warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved shares of common stock to satisfy its obligation to reserve for issuance upon exercise of the warrant at least 100% of the maximum number of shares of common stock as shall from time to time be necessary to effect the exercise of the warrant (without regard to any limitations on exercise) (the “Required Reserve Amount”), then the Company shall immediately deliver a notice to the warrant holder specifying the number of shares unavailable to satisfy its obligations under the warrant and shall take all action necessary to increase the Company’s authorized shares of common stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the warrant. In the event that at the time of exercise of the warrant there are insufficient shares of common stock issuable under such warrant, then the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In the event that upon any exercise of the warrant at any time from and after the 180th day following the warrant issuance date, the Company does not have sufficient authorized shares to deliver in satisfaction of such exercise, then unless the warrant holder elects to void such exercise, the Company shall pay to the warrant holder a cash value as described in the agreement within three (3) trading days of the applicable exercise.
Our Accounting Considerations for Warrants are as follows:
Paragraph 11(a) of Statement No. 133 (ASC 815-10-15-74) specifies that a contract that would otherwise meet the definition of a derivative under that Statement issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying that Statement. If a freestanding financial instrument meets the scope exception in paragraph 11(a) of Statement No. 133, it is classified as an equity instrument and is not accounted for as a derivative instrument.
The warrant is (a) indexed to the Company’s own stock and are (b) classified in stockholders’ equity (per discussion below). Therefore, the warrant meets the scope exception in paragraph 11(a) of Statement No. 133 and is not considered a derivative financial instrument. The Company has considered the following guidance to determine whether the warrant is indexed to the Company’s own stock:
Step 1 (Exercise Contingencies) Analysis:
The Company believes that there are no exercise contingencies as described as allowable under Step 1 of EITF 07-5 (ASC 815-40). Therefore, the analysis should proceed to Step 2.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Step 2 (Settlement Provisions) Analysis:
Adjustments to the settlement provisions were analyzed under Step 2:
•	Anti-dilution Provisions
•	Adjustment for stock split, stock dividend, recapitalization, reorganization, scheme, arrangement, etc. (Section 2)
•
Adjustment for the distribution of shares of capital stock, evidences of the Company’s indebtedness, other assets or property, or rights or warrants to acquire the Company’s capital stock to all or substantially all holders of the Company’s common stock. (Section 3)

•	Adjustment for any cash dividend or distribution to all or substantially all holders of the Company’s common stock. (Section 3)
•
Adjustment for the issuance of any rights or warrants to common stockholders to subscribe for or purchase shares of the Company’s common stock at a price per share below the sales price of the stock. (Section 4)

Anti-dilution Provisions: The adjustments to the exercise price of the warrants to afford standard anti-dilution protection does not preclude the Warrants from being considered indexed to the Company’s own stock under EITF 07-5 when similar adjustments are made.
Based on the above analysis, the Company considers the Warrants to be considered indexed to the Company’s own stock under EITF 07-5 (ASC 815-40). The Warrants were also assessed to determine whether or not it should be classified within stockholders’ equity pursuant to EITF 00-19 (ASC 815-40).
The assessment is below.

ASC 815-40-25
(00-19
Paragraph)	00-19 Requirement	Application to the Warrants

ASC 815-40-25-7 and 25-9 (par. 12 EITF 00-19)	An instrument that includes any provision that could require net-cash settlement cannot be accounted for as equity (except in those limited circumstances in which holders of the underlying shares also would receive cash — e.g., liquidation). For SEC registrants, any provision that could require physical settlement by a cash payment to the counter party in exchange for the company’s shares cannot be accounted for as permanent equity (temporary equity classification is required).	It is within the Company’s control to avoid cash payment to settle this instrument (refer to last paragraph of this response for discussion of the cashless exercise option that the Company controls). The Company believes that this provision would not preclude equity classification.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

ASC 815-40-25
(00-19
Paragraph)	00-19 Requirement	Application to the Warrants

ASC 815-40-25-10 through 25-18 (par. 13-18 EITF 00-19)	In order to be equity classified, an instrument must permit the company to settle in unregistered shares. Related considerations: (1) the contract permits a company to net-share settle by delivery of unregistered shares; (2) if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares and the instruments fails equity classification; (3) If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract, 4) if an instrument involves delivery of shares at settlement that are registered at inception of the transaction and there are no further timely filing or registration requirements, share delivery is within the control of the company.	The Company may settle the warrants in unregistered shares. Therefore, equity classification is not precluded.

ASC 815-40-25-19 and 25-22 through 25-24 (par. 19 EITF 00-19)	The Issuer must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company and asset or liability classification is required.	The Company has sufficient authorized and unissued shares available to settle the transaction with consideration given to all other outstanding share-settled contracts. The Company expects to fully keep an amount reserved for possible exercise. Therefore, equity classification is not precluded.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

ASC 815-40-25
(00-19
Paragraph)	00-19 Requirement	Application to the Warrants

ASC 815-40-25-26 through 25-28 (par. 20-24 EITF 00-19)	An instrument must contain an explicit limit on the number of shares to be delivered in a share settlement. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, then that fixed maximum number can be compared to the available authorized and unissued shares to determine if net-share settlement is within the control of the company.	The number of shares issuable in the Warrant transaction is no greater than 10,160,428 shares. Therefore, equity classification is not precluded.

ASC 815-40-25-29 (par. 25 EITF 00-19)	An instrument must not require cash payment to the counter-party in the event the company fails to make timely filings with the SEC, as this is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.	No such terms exist. The Company is only required to deliver cash in the event that they do not deliver unregistered shares. Therefore, equity classification is not precluded.

ASC 815-40-25-30 (par. 26 EITF 00-19)	An instrument cannot require cash payments to the counter-party if the shares initially delivered upon settlement of the warrants are subsequently sold and the sales proceeds are insufficient to provide the counter-party with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). Top-off or make whole provisions that are net share settled and are also subject to the share cap would not preclude equity classification.	The terms allow for delivery of unregistered shares. Therefore, equity classification is not precluded.

ASC 815-40-55-8 and ASC 815-40-55-2 through 55-6 (par. 27-28 EITF 00-19)	An instrument may require net cash settlement in specific circumstances in which the holders of the shares underlying the contract also would receive cash.	The Warrants do not provide for net-cash settlement upon the occurrence of a merger event or tender offer. Therefore, equity classification is not precluded.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

ASC 815-40-25
(00-19
Paragraph)	00-19 Requirement	Application to the Warrants

ASC 815-40-25-31 through ASC 815-40-25-34 (par. 29-31 EITF 00-19)	An instrument must not contain provisions that indicate that the counterparty to the transaction has rights that rank higher than those of a shareholder of the stock underlying the contract. To be classified as equity, a contract cannot give the counter-party any of the rights of a creditor in the event of the company’s bankruptcy.	The rights of the warrant holders rank no higher than those of the underlying shareholders in the event of bankruptcy. Therefore, equity classification is not precluded.

ASC 815-40-25-35 (par. 32 EITF 00-19)	An instrument must not require the issuer to post collateral at any point or for any reason as this is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	There is no requirement to post collateral, nor are there any setoff provisions. Therefore, equity classification is not precluded.
As described above, the Company has sufficient authorized and unissued shares available to settle the transaction with consideration given to all other outstanding share-settled contracts.
Per the terms of the agreement, if the Company has not issued a cashless exercise notice prior to April 2012 and the holder exercises the warrant and does not choose a cashless exercise under the terms of the warrant, and the Company does not have the ability to issue registered shares, then the Company may be required to settle the obligation in cash for failing to timely deliver securities. However, as described below, in the event that the Company cannot deliver registered shares upon exercise, there is a cashless exercise alternative that the Company currently has the option to elect. The Company controls the cashless exercise provisions from the time of issuance until April 2012 (180 days before expiration) through its ability to provide a notice to the holder. The Company may provide this cashless exercise notice up to 180 days prior to expiration of the warrant instrument (October 2012). If for any reason, registered shares are not available for issuance upon exercise of the warrants, the Company plans to promptly provide a cashless exercise notice. Additionally, it is the Company’s intent to issue a cashless exercise notice immediately prior to April 2012 and does not anticipate settling this instrument in cash. As a result, once the Company issues the cashless exercise notice, the Company may issue unregistered shares as settlement for the warrant obligation if registered shares are not available. During this period the Company cannot be required to settle in cash if unregistered shares are delivered timely.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

Form 8-K Dated September 6, 2011
Exhibit 99.1
17. We reference your disclosure of the non-GAAP product sales cost ratio before repair and upgrade charges. In future filings, provide all disclosures required by Item10(e)(1)(i) of Regulation S-K, including an explanation why you believe this non-GAAP measure provides useful information to investors.
FuelCell Response:
The Company acknowledges the Staff’s comment and will expand disclosure in future filings to clarify why it believes presentation of the non-GAAP product sales cost ratio before the repair and upgrade charges as well as any other non-GAAP measures provide useful information to investors.
18. Please tell us how your presentation titled “Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations” considers the guidance from Compliance & Disclosure Interpretation 102.10. Under the cited guidance, presentation of a non-GAAP statement of operations is not generally appropriate.
FuelCell Response:
The Company acknowledges the Staff’s comment. For the earnings release filed as part of the 8-K dated September 6, 2011, the Company did not believe that undue prominence was provided to the non-GAAP consolidated statement of operations due to (i) it was included at the end of the earnings release following the GAAP consolidated balance sheet and the three and nine month consolidated statements of operations and (ii) the non-GAAP reconciliation was prominently titled as such and was followed by notes to explain the reconciliation. The Company intended to provide investors with an understanding of the specific line items impacted and believed the most straightforward presentation was using a reconciliation of the statement of operations.
The Company will nonetheless consider the Compliance & Disclosure Interpretation 102.10 prior to future presentation of any non-GAAP information and revise future filings as necessary.

Mr. Cascio
Securities and Exchange Commission
October 28, 2011

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Michael S. Bishop Michael S. Bishop
Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc. Richard Krantz, Partner, Robinson & Cole